Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Email to Calix CEs

Dear Calix Consulting Engineer Partner,

This morning Calix issued a press release announcing that we have signed a definitive agreement to acquire Occam Networks, Inc. This acquisition marks a significant event in the history of Calix, as we continue to execute on our vision of enabling an all-IP services, over Ethernet, over fiber and wireless world by enhancing our engineering resources and Unified Access portfolio with top-notch talent and rich, complementary technologies. We believe that the result will be the ability to accelerate our Unified Access vision and, as a result, accelerate our customers’ ability to build stronger relationships with their subscribers.

A conference call with Wall Street analysts and investors to discuss this acquisition is scheduled for 5:30 am PDT this morning and is accessible to the public live, and as a replay following the call, from the Investor Relations section of Calix.com. We will be hosting a conference call and webinar to discuss this transaction with our consulting engineer partners at 9:00 am PDT on Monday September 20. To register for the webinar, go to: https://www1.gotomeeting.com/register/712372737. The audio conference bridge for this meeting will be (877) 413-4220 domestically or (650) 227-3370 internationally, conference code 6885843553.

Occam Networks, and its approximately 191 employees, have pioneered the delivery of IP and Ethernet in the access network over the last decade and accumulated the experience of more than 3 million ports shipped and 380 communications service provider customers. For our customers, the acquisition of Occam Networks is all about acceleration, both in our rate of innovation and in our customers’ ability to meet the needs of their customers. By combining our resources and platforms with those of Occam Networks, we will be better able to deliver a Unified Access portfolio that best enables service providers to be the broadband service provider of choice to their customers, and to assist them in transforming and pulling “Fiber Forward” in their networks. Together, Calix’s powerful Unified Access portfolio and strengths in fiber and copper access and Occam Networks’ strengths in IP, Ethernet, and copper access, will create powerful new options to broaden the Unified Access portfolio, and create a combined team of engineering resources primed to accelerate access innovation.

Occam Networks’ extensive experience in IP and Ethernet in the access network has enabled them to build a strong portfolio of products and intellectual property. By combining and leveraging this experience across our expanded Unified Access portfolio and resources, we believe we will further enhance our ability to serve the needs of our customers, as well as extend our opportunities for growth. Think of this acquisition as analogous to the acquisition of OSI back in 2006, where we were able to combine resources to introduce new innovation in fiber access to the access market. The analog is clear—we intend to leverage this acquisition of Occam Networks in a similar fashion, with a clear focus on utilizing their strong engineering talent and expertise in IP, Ethernet, and broadband access.

For Calix, the acquisition of Occam Networks is another significant step toward our goal of accelerating our Unified Access vision, providing a solutions portfolio that best enables our customers to be the broadband service provider of choice to their customers, and assisting them in transforming and moving “Fiber Forward” in their networks. By combining our powerful Unified Access portfolio and strengths in fiber and copper access with Occam Networks’ strengths in IP, Ethernet, and copper access, we expect to add powerful new options to broaden the Unified Access portfolio, as well as create a combined team of engineering resources primed to accelerate access innovation.

You as consulting engineers are key partners to our combined customer base, and we want to make it clear to you both the immediate and long term value that we believe this acquisition will create:

1)	This acquisition is focused on technology and solution acceleration and expansion for our customers. We intend to continue to invest in the solutions portfolios and roadmaps of both companies, with the goal of accelerating our Unified Access vision through new resources and expertise.

2)	The acquisition is expected to expand the resources of both companies and create a broader set of engineers, testers, and support personnel focused on the access network and positioned to accelerate innovation.

3)	Increased “feet on the street” providing better sales coverage and customer, consultant, and partner support. We intend to leverage our combined resources and direct sales model to better serve our customers and our joint ecosystem partners.

4)	As mentioned above, you can expect increased innovation across our combined portfolio, as each team contributes its expertise to the development process and our research and development resources are combined and targeted.

It is also of critical importance that you understand how we plan to integrate the Occam Networks product portfolio into our Unified Access portfolio. We have developed clear objectives that we plan to implement as soon as possible upon the closing of the transaction.

1)	We plan to integrate the BLC6000, what we will call the “B-Series” platforms, into our Unified Access portfolio, allowing the B-Series to reside on the same Ethernet ring with C- and E-Series platforms.

2)	We plan to combine our respective ONT portfolios to make what we believe will be the industry’s broadest portfolio of ONTs, and support that portfolio across all three Calix platforms—the B-Series, the C-Series, and the E-Series

3)	We plan to integrate the “B-Series” into the Calix Management System, or CMS, providing a single, broad, and mature management system across the expanded Unified Access portfolio, and complement CMS with valuable new tools from the Occam Networks inventory.

4)	We plan to enhance the Unified Access portfolio to support a broader set of voice protocols, including SIP, H.248, MGCP, as well as legacy TDM protocols.

We believe that the net result of these initiatives will accelerate opportunities for our expanded customer base and substantially broaden the Calix Unified Access portfolio. As a result, we expect current customers of both companies to benefit substantially from the broader Unified Access portfolio, more resources for support and assistance, and increased and accelerated innovation.

We expect the acquisition, which has the approval of the boards of directors from both companies, to be completed in the fourth quarter of 2010 or first quarter 2011, after Occam Networks’ stockholders approve the sale to Calix and the receipt of required regulatory clearances. We will continue to operate independently and compete as separate companies as we do with other access vendors until the acquisition is completed.

Over the next few months, however, we will be working closely with Occam Networks on integration planning so that once the acquisition is complete, we can efficiently combine the knowledge and expertise of Occam Networks with the Calix culture of innovation, process, and execution.

I am confident that the Occam Networks team will provide a significant contribution to our already strong organization and I am looking forward to the exciting innovation I expect to see from the combined teams in the years to come. I want to emphasize how energized both the executive team and I are about this acquisition, and I look forward to the strong teams of both Calix and Occam Networks forging new paths of innovation together.

The press release issued today is included below in this email.

Sincerely,

Carl Russo

President and CEO

Calix, Inc.

Calix to acquire Occam Networks

Acquisition will bring together key innovators in Ethernet, copper, and fiber access technologies, enhancing the portfolio of access systems and software available to communications service providers and enabling greater broadband services proliferation

PETALUMA, CA and SANTA BARBARA, CA—September 16, 2010—Calix, Inc. (NYSE: CALX) and Occam Networks, Inc. (NASDAQ: OCNW) today announced that the companies have entered into a definitive agreement for Calix to acquire Occam Networks in a stock and cash transaction valued at approximately $171 million, which is approximately $7.75 per outstanding share of Occam Networks stock.

Upon the completion of the acquisition, each outstanding share of Occam Networks common stock (other than those shares with respect to which appraisal rights are available, properly exercised and not withdrawn) will be converted into the right to receive (a) $3.8337 per share in cash, without interest plus (b) 0.2925 of a validly issued, fully paid and non-assessable share of Calix common stock. After the completion of the acquisition, former Occam Networks stockholders will own between 16.5 percent and 18.9 percent of the outstanding shares of Calix’s common stock based on the number of Calix shares outstanding as of September 15, 2010.

Additionally, after the completion of the acquisition, one non-management member of the current Occam Networks Board of Directors is expected to be appointed to serve on the Calix Board of Directors.

The combined organization of Calix and Occam Networks is expected to provide communications service providers across North America, the Caribbean, Latin America, and select global markets with an enhanced portfolio of advanced broadband access systems, and accelerate innovation across the expanded Calix Unified Access portfolio. The acquisition is expected to result in more access options over both fiber and copper for communications service providers to deploy, which could expedite the proliferation of advanced broadband services to both residential and business subscribers, including such services as high-speed Internet, IPTV, VOIP, Ethernet business services, and other advanced broadband applications.

“The rate of change is accelerating for communications service providers, and Calix is fully committed to providing our customers with the broadest portfolio of innovative access network options to adapt to this changing world,” said Carl Russo, president and chief executive officer of Calix. “By combining Occam Networks’ expertise in IP and Ethernet, Calix’s strength in fiber access, and both companies’ experience in copper access, we believe there is a clear opportunity to further enhance the Calix Unified Access portfolio, accelerate its future innovation, and enable greater broadband deployment by communications service providers globally. As a result of this acquisition, communications service providers can expect new innovations to the expanded Calix Unified Access portfolio that directly address the emerging needs of the broadband-connected consumer while also making these communications service providers more capitally and operationally efficient. We are excited about what this combination of top engineering and support talent will mean to bringing new and accelerated access network innovation to our joint customers and communications service providers.”

“With more than 380 communications service providers as customers and a robust access systems portfolio, Occam Networks has become synonymous with IP and Ethernet access innovation, yet with the rate of change in our industry continuing to increase, we were looking for ways to accelerate our rate of innovation,” said Bob Howard-Anderson, Occam Networks’ president and chief executive officer. “By combining our extensive IP and Ethernet access platforms and resources with Calix’s robust Unified Access portfolio and deep expertise in fiber access, we lay a foundation for extensive future innovation. We are excited about the opportunity to combine forces with Calix, and with the cultures of continued innovation and commitment to customer success that both companies share, we believe we can bring accelerated access network innovation and opportunity to communications service providers, consumers, and businesses alike.”

Calix expects to complete the acquisition in the fourth quarter of 2010 or first quarter of 2011, subject to Occam Networks stockholder approval, receipt of required regulatory clearance and the satisfaction of certain other customary closing conditions. Occam Networks stockholders representing approximately 27 percent of Occam Networks’ outstanding common stock have signed an agreement to vote their shares in favor of this transaction. It is anticipated that the acquisition will be accretive to Calix’s non-GAAP earnings per share in the second quarter of 2011.

Conference Call

In conjunction with this announcement, Calix and Occam Networks will host a joint conference call to discuss the proposed acquisition at 5:30 a.m. PDT (8:30 a.m. EDT) today. A live audio webcast and replay of the call will be available in the Investor Relations section of the Calix web site at http://investor-relations.calix.com.

Live call access information:

–	Dial-in number: (866) 788-0543 (U.S.) or (857) 350-1681 (outside the U.S.)

–	Passcode: 46029329

Replay call access information:

–	Replay call dial-in: (888) 286-8010 (U.S.) or (617) 801-6888 (outside the U.S.)

–	Passcode: 46383469

The conference call and webcast will include forward looking information.

About Calix

Calix, Inc. (NYSE: CALX) is a leading provider in North and Latin America of broadband communications access systems and software for copper- and fiber- based network architectures that enable communications service providers to connect to their residential and business subscribers. Calix enables communications service providers to provide a wide range of revenue-generating services, from basic voice and data to advanced broadband services, over legacy and next-generation access networks. The Calix Unified Access Portfolio helps these companies to transform their legacy and mixed protocol access networks to fiber and Ethernet. Calix has shipped over seven million ports of its Unified Access Infrastructure portfolio to more than 500 North American and international customers, whose networks serve over 40 million subscriber lines in total. For more information, visit the Calix website at www.calix.com.

About Occam Networks

Occam Networks’ broadband access solutions empower service providers to offer profitable new voice, data and video services over copper and fiber. Occam systems deliver flexibility and scalability in a Triple Play world. Over three million BLC 6000 ports are currently deployed at over 380 service providers worldwide. For more information, please visit www.occamnetworks.com.

Occam Networks and Occam BLC 6000 are either registered trademarks or trademarks of Occam Networks, Inc. in the United States and/or other countries.

All other trademarks mentioned are the property of their respective owners.

Calix Investor Relations Contact:	Occam Networks Investor Relations Contact:
Carolyn Bass	Jeanne Seeley
415-445-3232	805-692-2957
Carolyn.Bass@Calix.com	ir@occamnetworks.com

Calix Press Contact:	Occam Networks Press Contact:
Catherine Koo	Neila Matheny
415-992-4400	510-748-8200 ext 215
Calix@lewispr.com	nmatheny@engagepr.com

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957 or by mail at Occam Networks Investor Relations 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam’s directors and executive officers is set forth in Occam’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam’s Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of closing the transaction, future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction; the ability of the combined organization to drive growth and expand relationships; the ability to accelerate the combined organization’s Unified Access vision and as a result accelerate customers’ ability to build stronger relationships; the ability to increase and accelerate innovation; the ability of the combined organization to create new options to broaden the Unified Access portfolio and create a combined team of engineering resources primed to accelerate access innovation; the ability of the combined organization to combine and leverage Occam Networks’ experience and expertise to expand Calix’s ability to serve the needs of customers; the ability to integrate platforms and products to provide a broader and more robust solutions portfolio and innovate at a faster rate; the benefits of Occam Networks having access to Calix’s ONTs; plans to continue and platforms and support customer investments; plans to continue to invest in solutions portfolios and roadmaps of both companies and to accelerate their Unified Access vision through new resources and expertise; the benefits and expectations of expanding resources and creating a broader set of engineers, testers, and support personnel, combined and targeted research and development resources and better sales coverage and customer, consultant, and partner support; and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

Investor Relations Contact:

Carolyn Bass

415-445-3232

Carolyn.Bass@Calix.com

Press Contact:

Catherine Koo

415-992-4400

Calix@lewispr.com